SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

BIMI International Medical Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05552Q202

(CUSIP Number)

Fnu Oudom

725 5th Avenue, 15th Floor, Suite 15-01,

New York NY, United States

(+1) 212 542 0028

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No : 05552Q202

1)	NAME OF REPORTING PERSON Fnu Oudom
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Vanuatu

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 7,850,000
	8)	SHARED VOTING POWER -0-
	9)	SOLE DISPOSITIVE POWER 7,850,000
	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,850,000
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.73%(1)
14)	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 11,589,569 shares of Common Stock issued and outstanding as of December 12, 2023.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No.1”) amends and supplements the Schedule 13D originally filed on August 8, 2022 (the “Statement”). Except as amended and supplemented herein, the information set forth in the Statement remains unchanged. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Statement.

ITEM 1. Security and Issuer.

This Amendment No. 1 relates to the Common Stock, par value $.001 per share (the “Common Stock”), of BIMI International Medical Inc., a Delaware Corporation (the “Issuer”).

All numbers in this Amendment reflect the 1-for-10 reverse split of the Common Stock effective December 9, 2022.

The Issuer’s principal executive offices are located at 725 Fifth Avenue, 15-01, New York, New York 10022.

This Amendment No. 1 is being filed by the Reporting Person to report purchases of the Reporting Person.

The purchases have increased in the aggregate, the number of shares of Common Stock actually held and beneficially owned by the Reporting Person relative to the number reported in greater than 1% of the outstanding shares of Common Stock.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement, is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

ITEM 2. Identity and Background.

This Amendment No. 1 is being filed by Mr. Fnu Oudom (the “Reporting Person”).

The information set forth in the Statement in response to paragraphs (a) to (f) is in each case incorporated by reference herein in response to the disclosures required by the corresponding paragraphs of this Amendment No. 1.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented to include the following:

On December 6, 2022, the Issuer issued to Mr. Fnu Oudom a $2 million convertible promissory note (the “Convertible Promissory Note”). On February 27, 2023, the Company and Mr. Oudom entered into an agreement (the “Prepayment Agreement”) whereby the Company agreed to exercise its prepayment right under the Convertible Promissory Note by issuing shares of its Common Stock. In consideration of Mr. Oudom’s agreement to convert the Convertible Promissory Note into shares of Common Stock and to his waiver to any and all interest accrued and to be accrued, on June 19, 2023, the Issuer issued him 1,330,000 shares of Common Stock at a conversion price of $1.50 per share.

On July 5, 2022, the Reporting Person and the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”), as amended on February 27, 2023 (the “Amendment to Stock Purchase Agreement”), whereby the Issuer agreed to acquire 100% of the equity interests in Phenix Bio Inc. (“Phenix”) in consideration of $1,800,000. The transaction closed effective March 15, 2023. The aggregate purchase price for the equity interests in Phenix was $180,000 and included 270,000 shares of Common Stock that were issued on June 19, 2023. On December 6, 2023, an additional amount of 5,000,000 shares of Common Stock were issued to the Reporting Person, since certain performance targets were met in the second quarter of 2023.

ITEM 4. Purpose of Transaction.

The information set forth in the corresponding paragraph of the Statement with respect to the Reporting Person is incorporated by reference herein.

The Reporting Person reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by him.

Except as set forth in Item 4 of the Statement, the Reporting Person has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.

ITEM 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and replaced as follows:

(a) The responses to Items 11 and 13 of the cover pages to this Amendment are incorporated herein.

(b) The responses to Items 7 through 10 of the cover pages to this Amendment are incorporated herein.

(c) Except as described in this Amendment, the Reporting Person has not effected any transactions in securities of the Issuer in the last 60 days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby supplemented to include the following:

Except as described above under Item 3 and under Item 6 of the Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing descriptions under Item 3 of the Convertible Note, the Prepayment Agreement, the Stock Purchase Agreement, and the Amendment to Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by references to the Convertible Note, the Prepayment Agreement, the Stock Purchase Agreement, and the Amendment to Stock Purchase Agreement, which are filed as Exhibit 4.1, 4.2, 4.3 and 4.4 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

4.1	Convertible Promissory Note dated December 6, 2022 (Incorporated by reference from the Company’s Current Report on Form 8-K, dated December 8, 2022)
4.2	Prepayment Agreement dated February 27, 2023 (Incorporated by reference from the Company’s Current Report on Form 8-K, dated March 1, 2023)
4.3	Stock Purchase Agreement dated July 5, 2022 (Incorporated by reference from the Company’s Current Report on Form 8-K, dated July 7, 2022)
4.4	Amendment to Stock Purchase Agreement dated February 27, 2023 (Incorporated by reference from the Company’s Current Report on Form 8-K, dated March 1, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: December 19, 2023

/s/ Fnu Oudom
Fnu Oudom

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